SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

July 6, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 7.01   Regulation FD Disclosure

Petroleum Development Corporation will host a conference call with investors on Friday, July 6, 2007, at 10:30 a.m. (ET) to discuss first quarter 2007 results and the outlook for the year.

A copy of the transcript of the presentation is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

PowerPoint Presentation Text

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: July 6, 2007

By: /s/ Richard W. McCullough
       Richard W. McCullough
       Chief Financial Officer





Petroleum Development Corporation

2007 First Quarter Results
July 6, 2007

Steven R. Williams, CEO

Richard W. McCullough, CFO & Treasurer

NASDAQ GSM: PETD



Forward Looking Statements



This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Boulevard
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.3597
Fax: 304.842.0913
www.petd.com

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Company Snapshot



- ❖ **Market Cap** (06/30/07) ✓ Approx. $700 Million

- ❖ **Proved Reserves** (12/31/06) ✓ 323 Bcfe

- ❖ **Production** (2006) ✓ 16.9 Bcfe

- ❖ **Production Profile** (1Q07) ✓ 78% N.Gas/ 22% Oil

- ❖ **EBITDA** (2006) ✓ $423.6 Million

- ❖ **Total Shareholder Equity** ✓ $360.1 Million
  (12/31/06)

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

First Quarter Highlights



- ## Received Nasdaq notification on July 5, 2007
  - In compliance with all Nasdaq Marketplace Rules
  - Will continue listing
- ## Record production of 5.33 Bcfe
  - On track with 28 Bcfe guidance for 2007
- ## Adjusted Cash Flow up despite impacts of prices*
- ## G&A costs reflect accounting and systems improvements and staff enhancements

* Adjusted Cash Flow is net income adjusted for non-cash gains and charges for DD&A, deferred taxes and unrealized derivative losses. See slide 10 for further information.

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Impact of Price Changes



- Average 1Q07 price of $6.38 per Mcfe was $1.32 lower than 1Q 2006

- Reduced cash flow and earnings

- Realized derivative gain in 1Q07 of about $600k
  – Unrealized derivative losses for future period derivatives of $6.2 million (non-cash)

- Prices and derivatives also reduced Gas Marketing revenue and expenses

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.



Summary Financial Results
($ in millions, except for per share data)



	First Quarter	
	2006	**2007**
Revenues	$82.8	$57.9
Total Expenses	$64.5	$54.3
Income from Operations	$18.3	$3.6
Net Income	$11.6	$2.5
Diluted Earnings Per Share	$0.72	$0.17

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Revenue



- Increased production at record levels
- Factors reducing revenue
  – Direct impact of lower prices
  – Unrealized derivative losses
  – Price effect on gas marketing revenue and derivatives

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Net Income



237.8

($ in millions)

First Quarter

- **Net Income of $2.5 million**
- **Reduced by prices**
  - Primary Drivers
    - Cash item - Lower prices
    - Non-cash items - Increased DD&A and unrealized derivative losses

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

EBITDA

Petroleum Development Corporation



- **Includes impact of lower gas prices and non-cash unrealized derivative losses**

- **Affected by unrealized derivative losses (gains):**
  - 2006 $7.6 million gain
  - 2005 $3.2 million loss
  - 2004 $0.5 million loss

- **EBITDA = Net Income + Interest Expense + Income Taxes + Depreciation, depletion, amortization**

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

EBITDA Reconciliation
($ in thousands)

	2002	2003	2004	2005	2006	1Q06	1Q07
Net Income	$8,881	$20,413	$33,228	$41,452	$237,772	$11,645	$2,501
Interest	1,505	816	238	217	2,443	352	831
Income Taxes	3,186	11,934	20,250	24,676	149,637	6,710	1,436
Depreciation	12,602	15,313	18,156	21,116	33,735	6,587	13,074
EBITDA	$26,174	$48,476	$71,872	$87,461	$423,587	$25,294	$17,842

Management believes EBITDA is relevant because it is a measure of cash available to fund the Company's capital expenditures and service its debt and is a widely used industry metric which allows comparability of our results with our peers.

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Petroleum Development Corporation

Adjusted Cash Flow



350.3

($ in millions)

- 24.2 (2002)
- 43.1 (2003)
- 61.8 (2004)
- 69.1 (2005)
- 350.3 (2006)
- 16.3 (2006)
- 18.8 (2007)

First Quarter

- Increased despite lower prices
- Adjusted Cash Flow = Net Income + Deferred Income Taxes + DD&A + impact of unrealized derivative gains or losses

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

11



Adjusted Cash Flow Reconciliation ($ in thousands)

	2002	2003	2004	2005	2006	1Q06	1Q07
Net Income	$8,881	$20,413	$33,228	$41,452	$237,772	$11,645	$2,501
Deferred Income Taxes	2,189	8,462	9,887	3,351	86,431	996	(3,379)
Depreciation	12,602	15,313	18,156	21,116	33,735	6,587	13,074
Unrealized Derivative Losses (Gains)	517	(1,110)	535	3,226	(7,620)	(2,894)	6,636
Adjusted Cash Flow	$24,189	$43,078	$61,806	$69,145	$350,318	$16,334	$18,832

Management believes Adjusted Cash Flow is relevant because it is a measure of cash available to fund the Company's capital expenditures and service its debt. Management also believes Adjusted Cash Flow is a useful measure for estimating the value of the Company's operations.

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

G&A Expense



- ## Levels higher than anticipated
  - Improving processes and systems
  - SOX compliance work
  - Delayed financial reports
- ## Anticipate high levels through 2007
  - New auditors (Pricewaterhouse Coopers)
  - New IT system start-up
  - Continuing partnership restatements and SOX work

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

DD&A



- ## Higher oil & gas production
- ## Higher reserve additions relative to historical lower cost reserves
- ## Cost of recent acreage acquisitions at current market rates
- ## Higher 3rd party drilling and development costs

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Increasing Production





Bcf Equivalents

30
25
20
15
10
5
0

1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007E

□ Oil ■ Natural Gas

- Record 5.3 Bcfe 1Q 2007
- On track to meet 28 Bcfe annual guidance
- Piceance Basin compressor station now on line
  – Increases gross throughput from about 17 to 50 million cubic feet per day from Garden Gulch
  – Other enhancement work underway

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Increasing Estimated Proved Reserves





- **Anticipate greater than 500 Bcfe proved reserves for YE 2007**
  - Additions through both the drill bit and acquisitions
- **Active areas primarily in Colorado - Piceance, Wattenberg and Neco**

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.



Drilling Activity

500
400
300
200
100
0
2002
2003
2004
2005
2006
2007E
Gross Wells
Net Wells

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

2007 Production Forecast

Petroleum Development Corporation



2007 Production Forecast

- Estimated 2007 Production of 28 Bcfe

- Estimated 2007 Exit Rate near 100 MMcfd

- Compressor and pipeline work reducing back-log of wells awaiting turn-in in Grand Valley, Wattenberg and NECO areas

- Also improving deliverability

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

2007 Production Forecast

2007 Forecast by Area (MMcfe)

Area	1Q Actual	Actual/Forecast	Forecast				
			1Q	2Q	3Q	4Q	2007
Rocky Mountain	4,290	97%	4,435	5,041	6,794	7,405	23,675
Appalachian	617	99%	625	640	680	689	2,634
Michigan	426	103%	415	424	456	459	1,754
Company Total	5,333	97%	5,475	6,104	7,931	8,553	28,063

Rocky Mountain Forecast by Area (MMcfe)

Area	1Q Actual	Actual/Forecast	Forecast				
			1Q	2Q	3Q	4Q	2007
Wattenberg	2,209	95%	2,314	2,586	3,149	3,361	11,410
Grand Valley	1,246	117%	1,064	1,245	2,086	2,094	6,490
NECO	677	81%	834	954	1,203	1,492	4,483
North Dakota	158	71%	224	256	355	458	1,293
Rocky Mountain Total	4,290	97%	4,435	5,041	6,794	7,405	23,675

Forecasted numbers are from presentation to Analysts on January 22, 2007

Major Operating Area Highlights
- **Wattenberg Area production shortfall due to weather related issues, production not "lost" but delayed**
- **Grand Valley production positively impacted by facility improvements and greater # of wells inline**
- **NECO Area production difference due to fewer wells inline than anticipated**

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Continuing Our Success



- Low-risk resource plays
- Strong development inventory
- Proven multi-basin operator
- Strong balance sheet
- Skilled and experienced management and technical team

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.





Petroleum Development Corporation

First Quarter 2007 Results
July 6, 2007

Steven R. Williams, CEO

Richard W. McCullough, CFO & Treasurer

NASDAQ GSM: PETD